Exhibit 99.2

CAPITALIZATION

The following table sets out SEK’s consolidated capitalization as at June 30, 2016. This table should be read in conjunction with the unaudited financial statements included in our Report on Form 6-K for the six months ended June 30, 2016.

(Skr millions)
Senior debt:
Long-term	173,721
Short-term	89,763
Total senior debt (1), (2)	263,484

Subordinated debt:
Long-term	2,151
Short-term	—
Total subordinated debt (1)	2,151

Equity:
Share capital (3,990,000) shares issued and paid-up, par value skr 1,000 (3)	3,990
Reserves	167
Retained earnings	12,596

Total	16,753

Total capitalization	282,388

(1)                                 At June 30, 2016, our consolidated group had no contingent liabilities. Other than that disclosed herein, we had no other indebtedness as at June 30, 2016.

(2)                                 Unguaranteed and unsecured.

(3)                                 In accordance with our Articles of Association, SEK’s share capital shall neither be less than Skr 1,500 million nor more than Skr 6,000 million.

There has been no material change in SEK’s capitalization, indebtedness, contingent liabilities and guarantees since June 30, 2016.